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                                                                      EXHIBIT 4

                         DESCRIPTION OF CAPITAL STOCK

        The Company is currently authorized to issue up to 20,000,000 shares of Common Stock, par value $.01 per share and 10,000,000 shares of Preferred Stock, par value $.01 per share. As of September 30, 1998, 10,079,703 shares of Common Stock were issued and outstanding, and no shares of Preferred Stock were issued and outstanding. THE CAPITAL STOCK OF THE COMPANY DOES NOT REPRESENT OR CONSTITUTE A DEPOSIT ACCOUNT AND IS NOT INSURED BY THE FDIC.

COMMON STOCK

        General. Each share of Common Stock has the same relative rights and is identical in all respects with each other share of Common Stock. The Common Stock is not subject to call for redemption.

        Voting Rights. Except as provided in any resolution or resolutions adopted by the Board of Directors establishing any series of Preferred Stock, the holders of Common Stock possess exclusive voting rights in the Company. Each holder of Common Stock is entitled to one vote for each share held on all matters to be voted upon by shareholders. Shareholders are not permitted to cumulate votes in elections of directors.

        Dividends. The holders of the Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors of the Company out of funds legally available therefor. For a discussion of the requirements and limitations relating to the Company's ability to pay dividends to shareholders and the ability of the Bank to pay dividends to the Company, see "Certain Regulatory Matters--Restrictions of Capital Distributions and Transactions by the Bank with Affiliates."

        Preemptive Rights. Holders of the Common Stock of the Company are not entitled to preemptive rights with respect to any shares which may be issued in the future.

        Liquidation. In the event of any liquidation, dissolution or winding up of the Company, the holders of the Common Stock would be entitled to receive, after payment of all debts and liabilities of the Company, all assets of the Company available for distribution, subject to the rights of the holders of Preferred Stock, if any, which would have a priority in liquidation or dissolution over the holders of the Common Stock.

PREFERRED STOCK

        Within the limits and restrictions contained in the Certificate of Incorporation, the Board of Directors of the Company is authorized without further action by the shareholders of the Company, to issue up to an aggregate of 10,000,000 shares of the Company's authorized class of Preferred Stock, in one or more series. Each series of Preferred Stock shall have such number of shares, designations, preferences, powers, qualifications and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.